EXHIBIT 5.1

                               MARTIN HONIG, ESQ.
                          35 Pinelawn Road, Suite 204W
                            Melville, New York 11747
                             Telephone: 631-249-5163
                             Facsimile: 631-777-2293

                                  July 1, 2004

International Surfacing, Inc.
5 Erie Street
Garfield, New Jersey 07026

Gentlemen:

         I have acted as counsel to International Surfacing, Inc. ("ISI") in regard to the filing of the Registration Statement under the Securities Act of 1933. This opinion is given pursuant to Regulation S-B 601(b)(5)(i). I have examined originals or copies, certified or otherwise identified of all documents referred to in the Registration Statement, corporate records and instruments as I have deemed necessary or advisable for purposes of this opinion.

         I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to the original of all documents submitted to me as copies. In making my examination of any documents, I have assumed that all parties had the corporate power and authority to enter into and perform all the obligations thereunder, and, as to such parties, I have also assumed the due authorization by all requisite corporate action, the due execution and delivery of such documents, and the validity and binding effect and enforceability thereof.

         Based upon and subject to the foregoing, I am of the opinion that

          1) ISI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
          2) The securities being registered herein, will, when sold, be legally issued, fully paid and non-assessable.

                                                 Very truly yours,

                                                 Martin Honig